Exhibit 99.89

Exhibit 99.89 Health Santé Canada Canada Licence No. - N° de licence 10-MM0065/2018 PRODUCER’S LICENCE LICENCE DE PRODUCTEUR AUTORISÉ Pursuant to section 35 of the Access to Cannabis for Medical Conformément à l’article 35 du Règlement sur l’accès au cannabis à des fins Purposes Regulations this licence is issued to: médicales, la présente licence est délivrée à: Aphria Inc. Leamington, ON, N8H 4H3, Canada Region II as a licensed producer at the site indicated above, for the conduct of à titre de producteur autorisé à l’installation indiquée ci-haut, pour la conduite the following activities for the following controlled substances. des opérations suivantes pour les substances contrôlées suivantes. Cannabis substances authorized for sale or provision during Substances de cannabis autorisées pour la vente ou the period from September 25, 2016 to September 25, 2019: l’approvisionnement pendant la période du 25 septembre 2016 au 25 septembre 2019: Cannabis sold or provided to eligible parties listed in each subsection of the ACMPR below Substances Activity / Activité Cannabis vendu ou fourni aux parties énumérées sous les paragraphes du RACFM ci-dessous s. 22(2) s. 22(4) s. 22(5) DRIED MARIHUANA / MARIHUANA SÉCHÉE Sale or Provision / Vente ou X X N/A Approvisionnement BOTTLED CANNABIS OIL / HUILE DE CANNABIS Sale or Provision / Vente ou X X N/A EMBOUTEILLÉE Approvisionnement ENCAPSULATED CANNABIS OIL / HUILE DE CANNABIS Sale or Provision / Vente ou X X ENCAPSULÉE Approvisionnement CANNABIS IN ITS NATURAL FORM: CANNABIS RESIN / Sale or Provision / Vente ou Approvisionnement X N/A N/A CANNABIS DANS SA FORME NATURELLE: RÉSINE DE CANNABIS MARIHUANA PLANTS / PLANTS DE MARIHUANA Sale or Provision / Vente ou X N/A X Approvisionnement MARIHUANA SEEDS / GRAINES DE MARIHUANA Sale or Provision / Vente ou X N/A N/A Approvisionnement Building 1 / Bâtiment 1 Subdivision C areas where cannabis is present / Zones de sous-section C de l’installation où du cannabis est présent: Processing Room 136, Greenhouse 1-3, Greenhouse 4E, Greenhouse 4W, Greenhouse 5, 7-10, Packaging Room, Drying Room, Staging Zone Room 116, Transitional Area Room 113, Hallway Room 115, Processing Room 108, Oil Extraction Room 107, Chemistry Laboratory Room 101, Micro Laboratory Room 102, Walkway Connection (Greenhouse 3-4). Room 3317- Storage/R&D Room, 318/326 – Hallway, Room 320 Dirt Room, Room 324 – Processing Room, Room 325/122 – Destruction Room, Room 315 – Vault Room, Room 332 – Vault Room 1, Room 335 – Vault Room 2, Room 341 – Vault Room 3, Room 344 – Vault Room 4, Anteroom 331, Anteroom 333, Anteroom 334, Anteroom 340, Anteroom 342, Anteroom 343, Anteroom 336, Anteroom 339, Tote Room 338a, Tote Room 338b, Hallway 113, Hallway 346, Hallway 348, Drying Room 337a, Drying Room 337b, Greenhouse Compartments 31-33 Storage Area(s) (Directive On Physical Security) / Aire de Stockage (Directive sur les exigences en matière de sécurité physique): Level 8 Vault, Level 9 Safe, Five (5) Level 9 Vaults Activties / Actvités Substances / Substances Production / Production Sale or Provision / Vente ou Approvisionnement Possession / Possession Shipping / Expedition Transportation / Transport Delivery / Livraison Destruction / Destruction DRIED MARIHUANA/ MARIHUANA SÉCHÉE Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health Directeur, Opérations, Bureau du cannabis médical, DGLRC, pour et de la part du Ministre de la Santé Canada

Health Santé Canada Canada BOTTLED CANNABIS OIL / HUILE DE CANNABIS EMBOUTEILLÉE ENCAPSULATED CANNABIS OIL / HUILE DE CANNABIS ENCAPSULÉÉ CANNABIS IN ITS NATURAL FORM: CANNABIS RESIN / CANNABIS DANS SA FORME NATURELLE: RÉSINE DE CANNABIS MARIHUANA PLANTS / PLANTS DE MARIHUANA MARIHUANA SEEDS / GRAINES DE MARIHUANA Conditions and Remarks / Conditions et Commentaires: This licence is restricted, in addition to all other applicable conditions, in that the substances inventory cannot exceed at any given time a maximum storage capacity value of for the security level 8 vault, for the security level 9 safe and for each security level 9 vault respectively. / Cette licence est restreinte, en plus des autres conditions qui s’appliquent, du fait que l’inventaire des substances ne peut dépasser en tout temps une valeur maximale de capacité de stockage de pour la voûte de niveau de sécurité 8, pour le coffre-fort de niveau de sécurité 9 et pour chaque voûte de niveau de sécurité 9. For a client or an individual who is responsible for the client, the activity of sale of cannabis oil is limited to the sale of the final packaged product: / Pour un client ou une personne responsable du client, l’activité de vente de I’huile de cannabis se limite à la vente du produit final emballé: • Bottled cannabis oil produced by Aphria Inc. using CO2 extraction into carrier oil, as inspected by Health Canada on February 3, 2017, and as verified by Health Canada on January 4, 2018. / L’huile de cannabis embouteillée produit par Aphria Inc. par extraction de CO2 dans l’huile de support, comme inspecté par Santé Canada le 3 février 2017 et vérifié par Santé Canada le 4 janvier 2018. • Encapsulated cannabis oil produced by Aphria Inc., as inspected by Health Canada on September 9, 2017. / L’huile de cannabis encapsulée par Aphria Inc., comme inspecté par Santé Canada le 9 septembre 2017. Any changes to the cannabis oil intended for sale, or to the extraction method(s) and/or procedure(s) used to produce them must be submitted to Health Canada for compliance verification, prior to sale. / Tout changement apporté a huile de cannabis destiné à la vente, et / ou aux méthodes d’extraction, et/ou aux procédures employées pour le fabriquer doit être soumis à Santé Canada avant la vente, afin d’en vérifier la conformité. Aphria Inc. must meet the Requirements for Mandatory Testing of Pesticide Active Ingredients in Cannabis Products. /Aphria Inc. doit respecter les Exigences relatives à l’analyse obligatoire des produits de cannabis pour détecter la présence de principes actifs de pesticides. If necessary, products targeted for destruction must be stored in a designated Subdivision C Area, and/or in an approved storage area. Cannabis waste destruction must be conducted in “Destruction Room 325” of Aphria Inc.’s site, and in accordance with the requirements of section 30 of the ACMPR. / Si nécessaire, les produits destinés à la destruction doivent être entreposés dans une zone désignée comme Subdivision C, et/ou dans une zone ayant un niveau de sécurité approuvé. La destruction des déchets de cannabis doit avoir lieu dans la “Destruction Room 325” du site d’Aphria Inc., et doit être en conformité avec les exigences de l’article 30 du RACFM. This licenced producer may receive bulk shipments of substances authorized for possession under this licence, or transfer shipments of substances authorized for sale under this licence to/from other licenced producers of cannabis for medical purposes, provided that the bulk product has not already been packaged into immediate containers for provision or sale under subsection 22(4) of the ACMPR, and on the condition that the licenced producer has completed the Licenced Producer Bulk Transfer Transaction Form, and provided it to Health Canada at a minimum of ten business days in advance of each planned shipment. / Ce producteur autorisé peut recevoir des expéditions en vrac de substances autorisées pour la possession sous cette licence, ou transférer des expéditions en vrac de substances autorisées à la vente sous cette licence, à/de la part d’autres producteurs autorisés de cannabis à des fins médicates, à condition que le produit en vrac n’a pas déjà été emballé dans le contenant immédiat pour la vente ou fourniture sous le paragraphe 22(4) du RACFM, et à condition que le producteur autorisé ait complété le formulaire de transaction en vrac entre producteurs autorisés, et l’ait soumis à Santé Canada au minimum de dix jours ouvrables à l’avance de chaque expédition prévue. This licensed producer must notify Health Canada, at a minimum of 10 business days in advance, of each planned shipment for all sales or provisions of substances listed on this licence to licensed dealers for purposes other than testing. / Ce producteur autorisé doit aviser Santé Canada, au moins de dix jours ouvrables à l’avance, de chaque expédition et de toutes les ventes ou fournitures de substances autorisées sous cette licence aux distributees autorisés pour fins autres que pour essais. Please note that the monthly report must be prepared in accordance with the guidance document entitled Licensed Producers Reporting Requirements, and submitted on or before the 15th of every month for the previous month. / Veuillez noter que le rapport mensuel doit être préparé conformément au document d’orientation intitulé Exigences en matière de production de rapports des producteurs autorisés, et doit être présenté au plus tard le 15 de chaque mois pour le mois précédent. Effective date of the licence: Date d’entrée en vigueur de la licence: March 12, 2018 12 mars 2018 This licence expires on September 25, 2019 La présente licence expire le 25 septembre 2019 [ILLEGIBLE] Director, Operations, Office of Medical cannabis, CLRB, for and on behalf of the Minister of Health Directeur, Opérations, Bureau du cannabis médical, DGLRC, pour et de la part du Ministre de la Santé Canada